Notice of Exempt Solicitation

NAME OF REGISTRANT: Lowe’s Companies, Inc.

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 1 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2022 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

April 25, 2022

Dear Lowe’s Shareholders,

We are writing to urge you to VOTE “FOR” Proposal 5 on the proxy card, which asks the Company to report on pay gaps across race and gender. The Proposal makes the following request:

Resolved: Shareholders request Lowe’s report on unadjusted median and adjusted pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Lowe’s does not report any quantitative metrics on racial and gender pay gaps, which is increasingly becoming a standard disclosure for large US companies.
•	Over 20 percent of the 100 largest US companies report quantitative pay gap metrics. While Lowe’s states that it “regularly reviews pay decisions and makes adjustments at appropriate levels among our workforce,” only quantitative metrics provide the accountability and transparency investors seek.

2.	Best practice pay equity reporting consists of two parts, both of which are requested in the Proposal:

a.	Unadjusted median pay gaps: Pay gaps are literally defined as the median pay of minorities compared to non-minorities and the median pay of women compared to men. Median gaps assess how jobs are distributed by race and gender, and which groups hold high-paying versus low-paying jobs. Median pay is an imperative part of pay equity disclosure, as it is considered the valid way of measuring gender pay inequity by the United States Census Bureau, Department of Labor, OECD, and International Labor Organization.
i.	Black workers in the U.S. earn 64 cents on the dollar versus white workers.
ii.	Women in the U.S. earn 83 cents on the dollar versus men on this basis.

iii.	United Kingdom and Ireland-based companies are mandated to report median pay.
b.	Adjusted gaps: The difference between what minorities and women are paid versus their direct peers, statistically adjusted for factors such as job, seniority, and geography.
i.	Glassdoor reports there is a 4.9% adjusted gender pay gap in the United States.[1]
ii.	United States companies prefer to report on this basis as the gaps are smaller and easier to remedy.
iii.	Statistically-adjusted pay gap data alone is not a replacement or stand in for median pay gap disclosures, but a piece of a complete disclosure.

3.	Median pay gap disclosures can improve performance and provide a baseline to investors for measuring progress moving forward.

a.	A 2019 study cited in the Harvard Business Review found that wage transparency, in countries that mandate it, narrowed the median wage gap. Refinitive reports companies reporting no gender pay gaps outperformed companies reporting negative pay gaps from 2016-2021, with a 58.16% spread for their FTSE All-World portfolio and a 135.92% spread for their FTSE North American portfolio.
b.	Citigroup was the first US company to publish its global gender and US minority median pay gaps in January 2019. It has since shrunk those gaps 3 and 1 points respectively. Large company peers like Adobe, Mastercard, Starbucks, Bank of New York Mellon, Wyndham Hotels and Resorts, and Pfizer have since adopted the same best practice disclosures for not just U.K., but U.S. and global operations.
c.	There are many ways to shrink racial/gender pay gaps at a company – improving diversity, conducting statistically-adjusted pay audits, and advancing women/minorities into higher-paying roles and positions of leadership – but the only benchmark to measure whether the pay gap is actually shrinking from these various levers is to publish the median pay gap itself.

Board Opposition Statement

1.	The Company’s current efforts around “promoting and maintaining a diverse and inclusive workplace” are not a substitute for median and statistically-adjusted pay gap reporting.

The Board contends the disclosures are not advisable in light of existing practices, arguing its current diversity and inclusion strategy and reporting efforts are adequate substitutes. While a comprehensive diversity and inclusion strategy is important, pay gap statistics will complement the Company’s efforts and allow Lowe’s to benchmark its progress toward its DEI goals. Lowe’s refusal to publish adjusted or unadjusted pay gap data is reflective of a lack of transparency and accountability to investors and employees.

Additionally, current reporting efforts are no substitute for median and adjusted pay gap reporting. While the Company publishes its representation data in its annual diversity report and EE0-1 disclosures, there is no transparency into the Company’s wage gaps to ensure fair pay. More and more companies are publicly disclosing pay gap audits to create trust and transparency with stakeholders. Only concrete, quantitative pay gap metrics will facilitate this trust and transparency.

Comprehensive pay gap disclosure establishes trust with employees and investors and holds the Company accountable to its DEI goals. While the Company recognizes the need to report workforce representation diversity to “keep stakeholders abreast of diversity and inclusion strategy and results,” it has no reporting measures to promote transparency regarding wage gaps. Without annual reporting, stakeholders are left to simply trust whatever internal measures the Company decides to take.

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1 https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

2.	Information around Lowe’s compensation structure does not replace the need for median and statistically-adjusted pay gap reporting.

The opposition statement mentions Lowe’s Code of Business Conduct and Ethics and Equal Opportunity Policy to argue that disclosure of pay gaps is unnecessary. While the Board states that Lowe’s is committed to fair pay, qualitative assurances are no replacement for quantitative reporting. Without quantitative pay gaps, we are once again left to trust the Company’s efforts in this area.

Lowe’s peers, including Home Depot and Target, have committed to disclosing both median and adjusted pay gaps annually. This transparency strengthens investors’ trust in the Company’s practices.

3.	Median pay disclosure is a crucial way to evaluate the Company’s efforts in developing a diverse talent pipeline.

In the opposition statement, the Company discusses its efforts to develop and promote diverse talent. While these efforts are crucial, median pay gaps are essential in assessing and measuring progress year-over-year. These pay gaps show, quite literally, how companies assign value to their employees through the roles they inhabit and the pay they receive. Median pay gap data provides a comprehensive view into whether minorities/women are holding as many high-paying jobs as non-minorities/men.

Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal. Pay transparency has been shown to lead to narrower pay gaps and improved diversity of companies that disclose them, which we believe is in the long-term best interest of shareholders.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 5 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.